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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                          ON STAGE ENTERTAINMENT,INC.
                      ------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, Par Value $.01 per share
                 --------------------------------------------
                         (Title of Class of Securities)

                                  68219Q 10 6
                      ----------------------------------
                                 (CUSIP Number)

                                March 13, 1998
                  ------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-(c)
     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP 68219Q 10 6                                      13G page 2 of 5


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[1]   Name of Reporting Persons
      I.R.S. Identification No. of Above persons (Entities Only)


                       Imperial Credit Industries, Inc.
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[2]   Check the Appropriate Box if a Member of a Group
                           (a) ________
                           (b) ________

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[3]   SEC Use Only



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[4]   Citizenship or Place of Organization


                                  California
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                    [5]   Sole Voting Power

NUMBER OF                                                            0
SHARES              ----------------------------------------------------------
BENEFICIALLY
OWNED BY            [6]   Shared Voting Power                        575,000(1)
EACH
REPORTING           ----------------------------------------------------------
PERSON              [7]   Sole Dispositive Power
WITH
                                                                     0
                    ----------------------------------------------------------

                    [8]   Shared Dispositive Power                   575,000(1)

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[9]   Aggregate Amount Beneficially Owned By Each Reporting Person

                                           575,000(1)
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[10]  Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                     [ ]



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[11]  Percent of Class Represented by Amount in Row 9

                                         7.4%

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[12]  Type of reporting person*

                                         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP   68210Q 10 6                                             13G Page 3 of 5

      1. Includes 325,000 shares of Common Stock issuable upon the exercise of a warrant granted to Imperial Credit Commercial Mortgage Investment Corp. (the "REIT"). The REIT is managed by Imperial Credit Commercial Asset Management Corporation, which is a wholly owned subsidiary of Imperial Credit Industries, Inc. (the "Reporting Person"). The Reporting Person also beneficially owns approximately 8.9% of the outstanding common stock of the REIT. Also includes 250,000 shares of Common Stock issuable upon the exercise of a warrant granted to Imperial Capital Group, LLC (the "LLC"). The Reporting Person has a 60% interest in the LLC. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the LLC.

Item 1(a).     Name of Issuer: On Stage Entertainment, Inc.



Item 1(b).     Address of issuer's Principal Executive Offices:

                               4625 W. Nevso Drive
                               Las Vegas, Nevada 89103

Item 2(a).     Name of Person Filing: Imperial Credit Industries, Inc.


Item 2(b).     Address of Principal Business Office or, if none, Residence:

                               23550 Hawthorne Blvd., Bldg. #1
                               Suite 240
                               Torrance, CA 90505

Item 2(c).     Citizenship:  California


Item 2(d).     Title of Class of Securities:

                               Common Stock, Par Value $.01 Per Share

Item 2(e).     CUSIP Number: 68219Q 10 6


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [ ]   Broker or Dealer registered under Section 15 of the Exchange Act
(b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act
(c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Exchange Act
(d)  [ ]   Investment Company registered under Section 8 of the Investment
           Company Act
(e)  [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)  [ ]   An employee benefit plan or endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F)
(g)  [ ]   A parent holding company or control person in accordance with Rule
           13d-1(b)(1)(ii)(G)
(h)  [ ]   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act
(i)  [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

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CUSIP   68219Q 10 6                                         13G page 4 of 5


Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount Beneficially Owned:  575,000(1)

(b) Percent of Class:             7.4%

(c) Number of Shares as to which such person has:

    (i)   sole power to vote or to direct the vote
          ................................................    -0-

    (ii)  shared power to vote or to direct the vote
          ................................................   575,000(1)

    (iii) sole power to dispose or to direct
          the disposition of..............................    -0-

    (iv)  shared power to dispose or to direct
          the disposition of..............................   575,000(1)


        1. Includes 325,000 shares of Common Stock issuable upon the exercise of a warrant granted to the REIT. The REIT is managed by Imperial Credit Commercial Asset Management Corporation, which is a wholly owned subsidiary of the Reporting Person. The Reporting Person also beneficially owns approximately 8.9% of the outstanding common stock of the REIT. Also includes 250,000 shares of Common Stock issuable upon the exercise of a warrant granted to the LLC. The Reporting Person has a 60% interest in the LLC. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the LLC.

Item 5.        Ownership of Five Percent or less of A Class.

                                     N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                                     N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

                                     N/A





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CUSIP  68219Q 10 6                                      13G Page 5 of 5

Item 8.   Identification and Classification of Members of the Group: N/A

Item 9.   Notice of Dissolution of Group:   N/A

Item 10.  Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: March 31, 1998

            Imperial Credit Industries, Inc.

            By  /s/ Irwin L. Gubman
                ------------------------------
                   Irwin L. Gubman
                   General Counsel

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